Larry A. Cerutti 949.622.2710 telephone 949.622.2739 facsimile larry.cerutti@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law 5 Park Plaza, Suite 1400 Irvine, CA 92614-2545 949.622.2700 telephone troutmansanders.com

November 22, 2013

VIA EDGAR CORRESPONDENCE

Ms. Melissa N. Rocha Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission Mail Stop 3628 100 F Street, NE Washington, D.C. 20549-3628

Re:	Pacific Ethanol, Inc. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed April 1, 2013 File No. 000-21467

Dear Ms. Rocha:

This letter responds to the comments of your letter dated November 7, 2013 relating to Pacific Ethanol, Inc. (the “Company”), a copy of which letter is enclosed for your convenience.

We have reproduced below in bold font each of your comments set forth in your letter, together with the Company’s responses in regular font immediately following each reproduced comment. The Company’s responses in this letter correspond to the numbers you placed adjacent to the comments in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2012

2. Variable Interest Entity, page F-16

1.	We have read your response to comment 1 in our letter dated October 3, 2013. We note that the amount of net sales and net losses attributable to New PE HoldCo account for only 55% and 43%, respectively, of 2012 net sales and consolidated net loss. Please explain to us what makes up the remaining sales amounts on your statement of operations. In this regard, please quantify the amount or percentage of annual sales attributable to each of the categories listed on page 27, that is: i) all the ethanol produced by Pacific Ethanol Plants; ii) all the ethanol produced by three other ethanol producers in the Western United States; iii) ethanol purchased from other third-party suppliers throughout the United States; and iv) ethanol co-products, including WDG, for the Pacific Ethanol Plants. Please also quantify the extent of sales in each capacity you act as merchant, producer and agent.

Ms. Melissa N. Rocha

November 22, 2013

The remaining sales amounts in the Company’s statement of operations are comprised of sales in the following categories:

•	ethanol produced (acting as a producer)
•	ethanol marketed (acting as an agent)
•	ethanol third-party (acting as a merchant)
•	wet distillers’ grain and syrup (acting as a producer and agent)
•	corn procurement fees
•	management fees; and
•	management services.

The table set forth below provides actual dollar amounts for each category of revenues, together with eliminations to tie to the Company’s reported consolidated amounts (in thousands):

	Pacific Ethanol and wholly-owned Subsidiaries	Pacific Ethanol Plants (VIE)	Eliminations	Consolidated
Ethanol Sales
Ethanol Produced (producer)	$3,157	$344,880	$(3,157)	$344,880
Ethanol Marketed (agent)	2,756	–	–	2,756
Ethanol Third Party (merchant)	356,747	–	–	356,747
Total Ethanol Sales	$362,660	$344,880	$(3,157)	$704,383

Co Products
WDG and syrup (producer and agent)	$4,357	$111,019	$(4,353)	$111,023

Other
Corn Procurement Fees	$2,271	$–	$(2,271)	$–
Management Fees	614	–	–	614
Management Services Revenue	10,276	25	(10,277)	24
	$380,178	$455,924	$(20,058)	$816,044

Ms. Melissa N. Rocha

November 22, 2013

Form 8-K filed September 17, 2013

2.	We note your Form 8-K discussing the recent forbearance agreement with the Series B holders. It appears you have entered into a series of these agreements. Please provide us draft disclosure, to be included in the future filings that addresses the following:

•	Provide in chronological order all forbearance agreements in the last 12 months, and the terms thereof for each;

•	For each forbearance agreement, tell us the date the dividends were paid and quantify the number of shares issued or the amounts paid;

•	To the extent that you did not meet the terms of any of the agreements, disclose the penalties involved, if any and

•	Address the ability to issue shares and/or pay cash from a liquidity standpoint. In other words, ensure you have adequate disclosure regarding the impact these agreements, payment of dividends and any penalties from not adhering to the agreement has had or will have on liquidity.

In response to this comment, the Company made the following disclosures on pages 22 and 36 of the Company’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 12, 2013. The Company expects to include similar disclosure in future flings.

“11. RELATED PARTY TRANSACTIONS.

Preferred Dividends – The Company accrues dividends quarterly in respect of its Series B Preferred Stock. Since the beginning of 2012, the Company has paid these dividends quarterly in cash. During 2009, 2010 and 2011, however, the Company accrued but did not pay dividends aggregating $7,315,000. Beginning in 2012, the Company has entered into a series of agreements with the parties to whom unpaid dividends were owed under which the Company issued shares of its common stock in satisfaction of a portion of the accrued and unpaid dividends. In connection with each payment of accrued and unpaid dividends, the payees agreed to forebear for a term from exercising any rights they may have with the respect to accrued and unpaid dividends. The following table summarizes the details of the Company’s agreements with the holders of its Series B Preferred Stock:

Agreement Date	Amount of Dividends Paid	Shares of Common Stock Issued	Extended Forbearance Date

August 12, 2012	$732,000	157,000	January 1, 2014
December 26, 2012	$732,000	144,500	June 30, 2014
March 27, 2013	$732,000	139,000	September 30, 2014
July 26, 2013	$731,000	175,000	December 31, 2014
September 17, 2013	$731,000	197,000	March 31, 2015
Total	$3,658,000	812,500

Accrued and unpaid dividends	$3,657,000

Ms. Melissa N. Rocha

November 22, 2013

The Company believes it has adequate liquidity to continue to pay quarterly dividends in cash for at least the next twelve months. The Company may continue to pay down the balance of accrued and unpaid dividends in respect of its Series B Preferred Stock by issuing additional shares of common stock. The Company does not believe that these contemplated dividend payments in cash and stock will materially impact its liquidity. If the Company fails to make ongoing quarterly cash dividend payments, it will be in default under the terms of its agreements with the holders of its Series B Preferred Stock and the holders’ current forbearance through March 31, 2015 will be ineffective. The Company could experience a material adverse effect on its liquidity if it is required to pay in cash the entire current balance of accrued and unpaid dividends; however, the Company believes such an outcome is remote.”

“Series B Preferred Stock Dividends

We accrue dividends quarterly in respect of our Series B Preferred Stock. Since the beginning of 2012, we have paid these dividends quarterly in cash. During 2009, 2010 and 2011, however, we accrued but did not pay dividends aggregating $7.3 million. Beginning in 2012, we entered into a series of agreements with the parties to whom unpaid dividends were owed under which we issued shares of our common stock in satisfaction of a portion of the accrued and unpaid dividends. In connection with each payment of accrued and unpaid dividends, the payees agreed to forebear for a term from exercising any rights they may have with the respect to accrued and unpaid dividends. The following table summarizes the details of our agreements with the holders of our Series B Preferred Stock:

Agreement Date	Amount of Dividends Paid	Shares of Common Stock Issued	Extended Forbearance Date

August 12, 2012	$732,000	157,000	January 1, 2014
December 26, 2012	$732,000	144,500	June 30, 2014
March 27, 2013	$732,000	139,000	September 30, 2014
July 26, 2013	$731,000	175,000	December 31, 2014
September 17, 2013	$731,000	197,000	March 31, 2015
Total	$3,658,000	812,500

Accrued and unpaid dividends	$3,657,000

We believe we have adequate liquidity to continue to pay quarterly dividends in cash for at least the next twelve months. We may continue to pay down the balance of accrued and unpaid dividends in respect of our Series B Preferred Stock by issuing additional shares of common stock. We do not believe that these contemplated dividend payments in cash and stock will materially impact our liquidity. If we fail to make ongoing quarterly cash dividend payments, we will be in default under the terms of our agreements with the holders of our Series B Preferred Stock and the holders’ current forbearance through March 31, 2015 will be ineffective. We could experience a material adverse effect on our liquidity if we are required to pay in cash the entire current balance of accrued and unpaid dividends; however, we believe such an outcome is remote.”

Ms. Melissa N. Rocha

November 22, 2013

We trust that the foregoing is responsive to the comments contained in your letter of comments dated November 7, 2013. If you have any questions, please call me at (949) 622-2710.

Sincerely yours,

TROUTMAN SANDERS LLP

/s/ Larry A. Cerutti

Larry A. Cerutti

Enclosures

cc:	Ms. Jenn Do (via Edgar correspondence) Mr. Neil M. Koehler (via email) Mr. Bryon T. McGregor (via email) Christopher W. Wright, Esq. (via email)